UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

CROWN CASTLE INTERNATIONAL CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% CONVERTIBLE SENIOR NOTES DUE 2010

(Title of Class of Securities)

228227AT1

(CUSIP Number of Class of Securities)

E. Blake Hawk, Esq.

Executive Vice President and General Counsel

510 Bering Drive

Suite 500

Houston, Texas 77057

(713) 570-3000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the filing person)

Copy to:

Stephen L. Burns, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019-7475

(212) 474-1000

Calculation of Filing Fee

Transaction Valuation(1):	Amount of Filing Fee(2):
$412,861,500	$52,309.56
(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all of the outstanding 4% Convertible Senior Notes due 2010 are being purchased at the maximum purchase price of $1,795.05 per $1,000 principal amount of Convertible Notes.
(2)	The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00012670.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by Crown Castle International Corp., a Delaware corporation (“Crown Castle”), to purchase any and all of its outstanding 4% Convertible Senior Notes due 2010 (the “Convertible Notes”). The purchase price will be fixed after 5:00 p.m. on December 3, 2004, on the basis of the pricing formula set forth in the Offer to Purchase dated November 8, 2004 (the “Offer to Purchase”) and announced prior to the open of trading on December 6, 2004. Such purchase price will be subject to a maximum of $1,795.05 and a minimum of $750.00 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The offer to purchase the Convertible Notes on the terms and conditions of the Offer to Purchase and the related letter of transmittal is referred to herein as the “Offer”.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase (attached hereto as Exhibit (a)(1)(A)) under the title “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.    The issuer is Crown Castle International Corp. The mailing address of Crown Castle’s principal executive office is 510 Bering Drive, Suite 500, Houston, Texas 77057. Crown Castle’s telephone number at that address is (713) 570-3000.

(b) Securities.    The subject securities are Crown Castle’s 4% Convertible Senior Notes due 2010. As of the date hereof, there are Convertible Notes outstanding in an aggregate principal amount of $230,000,000.

(c) Trading Market and Price.    The information set forth in the Offer to Purchase under the title “The Offer—Market and Recent Prices for the Convertible Notes” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Crown Castle is the filing person and the subject company. See paragraph (a) of the response to Item 2 above.

Item 4. Terms of the Transaction.

(a) Material Terms.    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Summary;

•	The Offer—Principal Amount of Convertible Notes; Price;—Procedures for Tendering the Convertible Notes;—Withdrawal Rights;—Purchase of the Convertible Notes; Payment of Purchase Price;—Conditions of the Offer;—Market and Recent Prices for the Convertible Notes;—Source and Amount of Funds;—Extension of the Offer; Termination; Amendment; and

•	Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Offer;—Accounting Treatment of Repurchases of the Convertible Notes in the Offer;—Material United States Federal Income Tax Consequences.

(b) Purchases.    To Crown Castle’s knowledge, no officer, director or affiliate of Crown Castle is the holder of any Convertible Notes.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Crown Castle issued the Convertible Notes under an indenture, dated as of July 2, 2003, between Crown Castle and The Bank of New York, as Trustee, as supplemented by the First Supplemental Indenture, dated as of July 2, 2003, between Crown Castle and The Bank of New York, as Trustee. The description of the Convertible Notes and the indenture (as supplemented) set forth under the caption “Description of Notes” in Crown Castle’s prospectus supplement dated June 26, 2003 (filed with the SEC on June 30, 2003) to the prospectus dated July 18, 2000 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the title “Purposes, Effects and Plans—Purposes of the Offer” is incorporated herein by reference.

(b) All Convertible Notes validly tendered and accepted in the Offer will be retired and cancelled.

(c) (1)-(2) Not Applicable.

(c)(3) In addition to this Offer, Crown Castle may continue to utilize a portion of its available cash balances to purchase its own stock (either common or preferred) or debt securities from time to time as market prices make such investments attractive.

(c)(4)-(10) Not Applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.    Crown Castle would need approximately $412.9 million to purchase all of the Convertible Notes at the maximum purchase price. Crown Castle intends to use cash on hand to pay for all of the Convertible Notes tendered in the Offer.

(b) Conditions.    Not Applicable.

(d) Borrowed Funds.    Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.    Crown Castle does not own and, to its knowledge, no officer, director or person controlling Crown Castle, nor any associate or subsidiary of Crown Castle or any such person, owns any Convertible Notes.

(b) Securities Transactions.    During the 60 days preceding the date of this Schedule TO, neither Crown Castle nor, to its knowledge, any of its executive officers, directors, associates or subsidiaries, or any executive officer or director of any of its subsidiaries, or any person controlling it, has engaged in any transactions in the Convertible Notes.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Offer to Purchase under the title “The Offer—Persons Employed in Connection with the Offer” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Not Applicable.

(b) Not Applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.    Not Applicable.

(b) Other Material Information.    The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated November 8, 2004

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Letter to Broker-Dealers

(a)(1)(D)	Form of Letter to Clients

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)	Press Release of Crown Castle dated as of November 8, 2004

(d)(1)	Indenture dated as of July 2, 2003, between Crown Castle and The Bank of New York, as successor Trustee to United States Trust Company of New York, incorporated by reference to Exhibit 4.16 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

(d)(2)	First Supplemental Indenture dated as of July 2, 2003 to the Indenture dated as of July 2, 2003, between Crown Castle and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.17 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

(d)(3)	Form of 4% Convertible Senior Note due 2010, incorporated by reference to Exhibit A to the First Supplemental Indenture filed as Exhibit 4.17 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Crown Castle International Corp.,

By	/s/ W. Benjamin Moreland
Name: W. Benjamin Moreland
Title: Executive Vice President, Chief Financial Officer and Treasurer

Dated:  November 8, 2004

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated November 8, 2004

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Letter to Broker-Dealers

(a)(1)(D)	Form of Letter to Clients

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)	Press Release of Crown Castle dated as of November 8, 2004

(d)(1)	Indenture dated as of July 2, 2003, between Crown Castle and The Bank of New York, as successor Trustee to United States Trust Company of New York, incorporated by reference to Exhibit 4.16 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

(d)(2)	First Supplemental Indenture dated as July 2, 2003 to the Indenture dated as of July 2, 2003, between Crown Castle and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.17 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

(d)(3)	Form of 4% Convertible Senior Note due 2010, incorporated by reference to Exhibit A to the First Supplemental Indenture filed as Exhibit 4.17 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004